JODY R. SAMUELS, ESQ.

65 Broadway, 12th Floor

New York, New York 10006

917.817.3651

646.998.1969 Facsimile

December 11, 2017

VIA EDGAR

Mr. H. Roger Schwall

Assistant Director

Office of Natural Resources

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	SMG Indium Resources Ltd.

Form 8-K

File No. 0-54391

Dear Mr. Schwall:

This letter is sent on behalf of SMG Indium Resources Ltd. (“SMG” or “Company”) in response to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) communicated in its letter dated November 3, 2017 (the “Comment Letter”) regarding the above-referenced filing.  The Comment Letter requested the Company to respond to the Staff with respect to the comments set forth therein within ten (10) business days of November 3, 2017. On November 28, 2017 we requested that the Company be granted an extension to respond to the comments set forth in the Comment Letter on or before December 8, 2017, which was granted by the Staff. We further respectfully request that the Staff grant the Company an extension to respond to the comments set forth in the Comment Letter on December 11, 2017.

Should the Staff have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (917) 817-3651.

Sincerely,

/s/ Jody R. Samuels, Esq.

Jody R. Samuels, Esq.

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